BLUE ACQUISITION CORP.

1601 Anita Lane

Newport Beach CA, 92660-4803

June 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman

Re:	Blue Acquisition Corp./Cayman
Registration Statement on Form S-1
Filed May 14, 2025, as amended File No. 333-287281

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on June 12, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Ketan Seth
Ketan Seth
Chief Executive Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP Lijia Sanchez, Ellenoff Grossman & Schole LLP